Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4 filed on or about May 2, 2019) and related Prospectus of AT&T Inc. (AT&T) for the registration of various classes of US and Euro Notes due 2022 through 2045 and to the incorporation by reference therein of our reports dated February 22, 2018, with respect to the consolidated financial statements, and the related notes and the supplementary information, and financial statement schedule of Time Warner Inc. and the effectiveness of internal control over financial reporting of Time Warner Inc., included in its Annual Report on Form 10-K of Time Warner Inc., for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 2, 2019